Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150612

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 6 DATED AUGUST 10, 2011
TO THE PROSPECTUS DATED APRIL 25, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 25, 2011 relating to our offering of up to $1,100,000,000 in shares of our common stock.  This Supplement No. 6 supersedes and replaces all prior supplements to our prospectus.  Terms used and not otherwise defined in this Supplement No. 6 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:

●	the status of our initial public offering;

●	the extension of our public offering;

●	the renewal of our advisory agreement;

●	selected financial data;

●	our performance—funds from operations and modified funds from operations;

●	a description of our current portfolio;

●	information regarding our indebtedness;

●	the extension of the maturity date of a promissory note issued in connection with our acquisition of an interest in the Residence Inn property;

●	information regarding our distributions;

●	our net tangible book value per share;

●	information regarding redemption of our shares;

●	compensation paid to our advisor and its affiliates;

●	an update to the section of our prospectus entitled “Prior Performance Summary—Adverse Business Developments;”

●	Experts; and

●	information incorporated by reference.

Status of Our Initial Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on April 15, 2009. We are offering $1,000,000,000 in shares of our common stock in our primary offering and $100,000,000 in shares of our common stock pursuant to our distribution reinvestment plan. As of August 9, 2011, we had accepted investors’ subscriptions for and issued 388,651 shares of our common stock in our public offering, including 12,061 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $3,765,905. We will sell shares of our common stock in our initial public offering until the earlier of April 15, 2012, or the date on which the maximum amount has been sold.

Extension of Our Public Offering

On April 5, 2011, our board of directors approved an extension of our primary offering of up to $1,100,000,000 in shares of our common stock until the earlier of the sale of all of the shares of our common stock registered in our primary offering or April 15, 2012.  Under rules promulgated by the SEC, in some circumstances, we could continue our primary offering until as late as October 15, 2012.  We may continue to offer shares of our common stock under our distribution reinvestment plan beyond these dates until we have sold all of the shares of our common stock offered through the reinvestment of distributions.

Renewal of Our Advisory Agreement

On April 6, 2011, in connection with the extension of our primary offering discussed above, we entered into an amendment to our amended and restated advisory agreement with our advisor to renew our advisory agreement for an additional one-year term, expiring on April 15, 2012.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, both incorporated by reference in this prospectus supplement. Our historical results are not necessarily indicative of results for any future period.

	As of
	March 31, 2011	December 31, 2010	December 31, 2009
Selected Financial Data
BALANCE SHEET DATA:
Total assets	$9,266,611	$9,221,467	$313,509
Total liabilities	$5,745,104	$5,748,525	$111,509
Total equity	$3,520,507	$3,471,942	$201,000

	Three Months Ended March 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
STATEMENT OF OPERATIONS DATA:
Total revenue	$773,897	$1,908,477	$—
Total expenses	$839,260	$(2,195,159)	$—
Net loss	$(65,363)	$(286,682)	$—

STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in) operating activities	$(9,178)	$109,466	$—
Net cash provided by (used in) investing activities	$1,289	$(2,491,419)	$—
Net cash provided by financing activities	$83,602	$3,102,096	$—

OTHER DATA:
Distributions declared	$71,383	$150,906	$—

Our Performance — Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. Cash generated from operations is not equivalent to net operating income as determined under generally accepted accounting principles, or GAAP. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, an industry trade group, or NAREIT, has promulgated a standard known as Funds from Operations, or FFO for short, which it believes more accurately reflects the operating performance of a REIT. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO because, in our view, FFO is a meaningful supplemental performance measure in conjunction with net income.

Changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined. As a result, in addition to FFO, we also calculate modified funds from operations, or MFFO, a non-GAAP supplemental financial performance measure that our management uses in evaluating our operating performance.  Similar to FFO, MFFO excludes items such as depreciation and amortization.  However, MFFO excludes non-cash and non-operating items included in FFO, such as amortization of certain in-place lease intangible assets and liabilities and the amortization of certain tenant incentives. Our calculation of MFFO will exclude these items, as well as the effects of straight-line rent revenue recognition, fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment, non-cash impairment charges and certain other items, when applicable. Our calculation of MFFO will also include, when applicable, items such as master lease rental receipts, which are excluded from net income (loss) and FFO, but which we will consider in the evaluation of the operating performance of our real estate investments.

We believe that MFFO reflects the overall impact on the performance of our real estate investments of occupancy rates, rental rates, property operating costs, as well as corporate-level general and administrative expenses and interest costs, which is not immediately apparent from net income (loss).  As such, we believe MFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, is a meaningful supplemental performance measure which is used by our management to evaluate our operating performance and determine our operating, financing and dividend policies.

Please see the limitations listed below associated with the use of MFFO as compared to net income (loss):

●	Our calculation of MFFO will exclude any gains (losses) related to changes in estimated values of derivative instruments related to any interest rate swaps which we hold. Although we expect to hold these instruments to maturity, if we were to settle these instruments prior to maturity, it would have an impact on our operations. We do not currently hold any such derivate instruments and thus our calculation of MFFO set forth in the table below does not reflect any such exclusion.

●	Our calculation of MFFO will exclude any impairment charges related to long-lived assets that have been written down to current market valuations. Although these losses will be included in the calculation of net income (loss), we will exclude them from MFFO because we believe doing so will more appropriately present the operating performance of our real estate investments on a comparative basis. We have not recognized any such impairment charges and thus our calculation of MFFO set forth in the table below does not reflect any such exclusion.

●	Our calculation of MFFO will exclude organizational expenses and acquisition expenses payable to our advisor. Although these amounts reduce net income, we fund such costs with proceeds from our offering and acquisition-related indebtedness and do not consider these expenses in the evaluation of our operating performance and determining MFFO. Our calculation of MFFO set forth in the table below reflects such exclusions.

We believe MFFO is useful to investors in evaluating how our portfolio might perform after our offering and acquisition stage has been completed and, as a result, may provide an indication of the sustainability of our distributions in the future. However, as described in greater detail below, MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity. Many of the adjustments to MFFO are similar to adjustments required by SEC rules for the presentation of pro forma business combination disclosures, particularly acquisition expenses, gains or losses recognized in business combinations and other activity not representative of future activities. MFFO is also more comparable in evaluating our performance over time and as compared to other real estate companies, which may not be as involved in acquisition activities or as affected by impairments and other non-operating charges.

The calculation of FFO and MFFO may vary from entity to entity because capitalization and expense policies tend to vary from entity to entity. Consequently, our presentation of FFO and MFFO may not be comparable to other similarly titled measures presented by other REITs. In addition, FFO and MFFO should not be considered as an alternative to net income (loss) or to cash flows from operating activities and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments which are increases to MFFO are, and may continue to be, a significant use of cash. MFFO also excludes impairment charges, rental revenue adjustments and unrealized gains and losses related to certain other fair value adjustments. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements.

The table below summarizes our calculation of FFO and MFFO for the year ended December 31, 2010 and the three months ended March 31, 2011 and a reconciliation of such non-GAAP financial performance measures to our net loss.

	Three Months Ended March 31, 2011	Year Ended December 31, 2010
Net Loss	$(65,363)	$(286,682)
Adjustments:
Depreciation of real estate assets	78,214	(176,937)
FFO	12,851	(109,745)
Adjustments:
Stock/unit-based compensation	42,727	106,803
Amortization of deferred financing costs	6,622	16,112
Property acquisition expense	—	154,955
Organization expense	—	28,083
Adjustments for noncontrolling interests	(20,294)	(63,197)
MFFO Attributable to common shareholders	$41,906	$133,011

Description of Current Portfolio

As of June 30, 2011, our portfolio was comprised of (1) a 75% indirect joint venture interest in an all-suite hotel property situated on an approximately 225,127 square foot (5.17 acre) parcel of land located at 6096 Barfield Road in Atlanta, Georgia commonly known as the Residence Inn by Marriot Perimeter Center, or the Residence Inn property, and (2) a 74% indirect joint venture interest in a Real Estate Lien Note issued by Moody National HP Grapevine Trust, a Delaware statutory trust, or the trust, in favor of Patriot Bank, a Texas banking association, or the lender, in the original principal amount of $13,000,000, which we refer to as the “mortgage note.”

Residence Inn Property

On May 27, 2010, we acquired our interest in the Residence Inn property through Moody National RI Perimeter JV, LLC, or the joint venture. We own a 75% interest in the joint venture through Moody National Perimeter REIT JV Member, LLC, or the REIT JV Member, a wholly owned subsidiary of our operating partnership. Moody National RI Perimeter TO, LLC, or the Moody JV Member, a limited liability company wholly owned by Brett C. Moody, our Chairman and Chief Executive Officer, owns a 25% membership interest in the joint venture. The joint venture, through a wholly-owned subsidiary, acquired fee simple title to the Residence Inn property by purchasing the interests in the Residence Inn property held by twenty-seven tenant-in-common owners, which we collectively refer to as the “seller.” The joint venture acquired the Residence Inn property for an aggregate purchase price of $7,350,000, comprised of a cash payment to the seller of $2,350,000 and the assumption and modification of $5,000,000 of existing indebtedness on the Residence Inn property, plus closing costs, transfer taxes and certain payments to third parties in connection with fees incurred by seller.  In connection with the acquisition of the Residence Inn property, our advisor waived its acquisition fee. The seller acquired the Residence Inn property pursuant to an offering of tenant-in-common interests sponsored by one of our affiliates and the joint venture agreed to purchase the Residence Inn property as described above in connection with the restructuring of the existing financing secured by the Residence Inn property. The capitalization rate for the Residence Inn property as of the closing of the acquisition was 9.8%. We calculate the capitalization rate for a real property by dividing net operating income of the property by the purchase price of the property, excluding costs. For purposes of this calculation, net operating income is determined using the projected net operating income of the property for the remaining fiscal year in which the acquisition occurred based on the prior fiscal year and interim period for the property adjusting for fluctuations due to seasonality. For purposes of this calculation, net operating income is all gross revenues from the property less all operating expenses, including property taxes and management fees but excluding depreciation.

The purchase of the Residence Inn property by the joint venture was funded by capital contributions to the joint venture of $2,583,000 and $946,731 from the REIT JV Member and the Moody JV Member, respectively.  The REIT JV Member financed its capital contribution with cash on hand and a promissory note issued in favor of Moody JV Member in the aggregate principal amount of $200,000.

 In connection with the acquisition of the Residence Inn property, we formed a taxable REIT subsidiary, or TRS, in which we own 75% of the outstanding equity interest and Brett C. Moody owns 25% of the outstanding equity interest.  Upon the closing of the acquisition of the Residence Inn property, Moody National RI Perimeter Master Tenant, LLC, a wholly-owned subsidiary of the TRS which we refer to as the “master tenant,” entered into an operating lease agreement pursuant to which the joint venture leases the Residence Inn property to the master tenant.  Marriott, LLC, or Marriott, is the manager of the Residence Inn property pursuant to a Management Agreement by and between Marriott and the master tenant.

The Residence Inn property was developed in 1987 and has 128 rooms ranging from 500 square foot studios to 800 square foot bi-level, two bedroom penthouse suites. The Residence Inn property features a number of guest amenities, including a breakfast dining area, approximately 734 square feet of meeting space, an outdoor pool and whirlpool, an exercise room and a business center. The revenue per available room at the Residence Inn property for the year ended December 31, 2010 and the three months ended March 31, 2011 was $65.87 and $66.63, respectively. The average daily room rate at the Residence Inn property for the year ended December 31, 2010 and the three months ended March 31, 2011 was $87.39 and $85.29, respectively. The average occupancy rate for the Residence Inn property for the year ended December 31, 2010 and the three months ended March 31, 2011 was 75.4% and 78.1%, respectively.

The Residence Inn property is located in the center of the Perimeter Center business district near Atlanta, Georgia, or the perimeter submarket. The perimeter submarket is the largest office market in the southeastern United States with over 22 million square feet of office space. The Residence Inn property is located near the offices of a number of major employers in the perimeter submarket, including Hewlett Packard, Cox Enterprises, Children’s Healthcare of Atlanta and St. Joseph’s Hospital. Top corporate accounts at the Residence Inn property include Pantech Wireless, UPS, FDIC and Oracle, which occupied 6,594, 1,130, 1,078 and 946 room nights respectively in 2010. The perimeter submarket is also in close proximity to the Perimeter Mall, one of the largest malls in the Atlanta area, and major attractions in downtown Atlanta, such as the Georgia Aquarium and the Coca Cola Museum.

The Residence Inn property faces competition from other comparable properties located in and around the perimeter submarket, including the Comfort Suites Perimeter Center, the Hampton Inn Atlanta Perimeter Center and the Hyatt Place Atlanta Perimeter Center, each of which are hotel properties located within approximately one mile of the Residence Inn property.

We currently have plans for extensive interior renovations to the Residence Inn property over a four year period. Our renovation plan includes a replacement of soft goods, including carpet, drapes and walls (paint/vinyl), furniture replacements and guestroom updates. The renovation plan for the Residence Inn property also contemplates upgrades to kitchen and bathroom spaces, including the replacement of countertops, appliances, cabinets and flooring. Total capital expenditures are estimated to be approximately $1.63 million over the planned renovation period. We currently believe that the Residence Inn property is suitable for its intended purpose and adequately covered by insurance.

Mortgage Note

Joint Venture Investment

On June 3, 2011, our operating partnership, Moody National Mortgage Corporation, or Moody National Mortgage, an affiliate of our sponsor controlled by Brett C. Moody, and certain of the holders of ownership interests in the trust, or the trust members, entered into the limited liability company agreement of MNHP Note Holder, LLC, a Delaware limited liability company, which we refer to as the “note joint venture.”   Our operating partnership made an initial capital contribution to the note joint venture in the amount of $1,080,000 and initially owned an approximately 73.5% membership interest in the note joint venture. Our operating partnership’s initial capital contribution to the note joint venture was funded with proceeds from our public offering. The trust members made an initial capital contribution of $181,000 to the note joint venture and initially collectively owned an approximately 12.5% membership interest in the note joint venture. Our operating partnership intends to make additional capital contributions to the note joint venture in the aggregate amount of approximately $89,000 as funds become available for such additional contributions, and our operating partnership’s percentage membership interest in the note joint venture will increase proportionately as a result of such additional capital contributions.  As of June 30, 2011, our operating partnership had made additional capital contributions to the note joint venture of approximately $45,000, as a result of which our operating partnership’s membership interest in the note joint venture had increased to 74.0% and the trust members’ collective membership interest in the note joint venture had decreased to 12.0% as of June 30, 2011. As of June 30, 2011, Moody National Mortgage owned an approximately 14% membership interest in the note joint venture, which Moody National Mortgage received as consideration for providing a guaranty of the note joint venture’s obligations under the acquisition note (as defined below).

Mortgage Note Acquisition

On June 3, 2011, and effective as of May 5, 2011, we acquired an indirect interest in the mortgage note through the note joint venture. As of the closing date, the mortgage note had an outstanding principal balance of $12,759,199 and all accrued interest and fees due and payable on the mortgage note had been paid by the trust. The note joint venture acquired the mortgage note for an aggregate purchase price of $12,759,199, exclusive of closing costs. The note joint venture financed the payment of the purchase price for the mortgage note with (1) the initial capital contribution to the note joint venture from our operating partnership in the amount of $1,080,000, (2) the initial capital contribution to the note joint venture from the trust members in the amount of $181,000, and (3) the proceeds of a loan from the lender evidenced by a promissory in the aggregate principal amount of $11,483,280, or the acquisition note.

The note joint venture and the trust entered into a Renewal, Extension and Modification Agreement which extended the term of the mortgage note and amended the terms of the mortgage note. The entire unpaid principal balance of the mortgage note and all accrued and unpaid interest thereon will be due and payable in full on February 1, 2018.

The mortgage note is secured by a lien on a hotel property located at 2220 Grapevine Mills Circle West in Grapevine, Texas, commonly known as the Hyatt Place Grapevine Hotel, or the Hyatt property.  The Hyatt property contains 125 rooms, is comprised of 70,646 gross square feet and is located on a 2.49 acre parcel of land. The Hyatt property is located adjacent to the Grapevine Mills shopping mall and the Dallas/Fort Worth International Airport is approximately two miles south of the Hyatt property. The Hyatt property was constructed in 1995 and was renovated in 2007-2008 in connection with the Hyatt property’s conversion from an AmeriSuites to a Hyatt Place.  Amenities at the Hyatt property include a main lobby area, a café serving continental breakfast and other meals, a lobby area bar and lounge, a commercial kitchen area, service and support areas, three meeting rooms, a business center, a fitness center, a commercial laundry area and a heated swimming pool. The Hyatt property includes paved surface parking for 128 vehicles, including 6 handicapped parking spaces.

Information Regarding our Indebtedness

As of March 31, 2011, we had total outstanding indebtedness of $5,200,000. As of March 31, 2011, our leverage ratio, or the ratio of our total debt to total purchase price plus cash and cash equivalents, was approximately 61%. As of March 31, 2011, our debt-to-net assets ratio, defined as our total debt as a percentage of our total assets (other than intangibles) less total liabilities, was approximately 153%. In connection with the acquisition of the mortgage note on June 3, 2011, we incurred $11,483,280 of additional indebtedness pursuant to the acquisition note. As of June 30, 2011, we had total outstanding indebtedness of $16,673,551.

Extension of Maturity Date of Promissory Note

In connection with our acquisition of an indirect interest in the Residence Inn property, the REIT JV Member issued a promissory note in the aggregate principal amount of $200,000, or the Residence Inn note, to the Moody JV Member.  The entire principal amount of the Residence Inn note and all accrued and unpaid interest thereon was originally due and payable in full on May 27, 2011. On June 9, 2011, the REIT JV Member and the Moody JV Member entered into an amendment to the Residence Inn note, effective as of June 3, 2011, that extended the maturity date of the Residence Inn note for an additional year to May 27, 2012.

Information Regarding Our Distributions

On May 20, 2010, our board of directors authorized and declared a cash distribution to our stockholders contingent upon the closing of our acquisition of an indirect interest in the Residence Inn property.  The distribution (1) began to accrue daily to our stockholders of record as of the close of business on each day commencing one business day following the closing of the acquisition of the Residence Inn property; (2) is payable in cumulative amounts on or before the 15th day of each calendar month; and (3) is calculated at a rate of $0.002192 per share of our common stock per day, which, if paid each day over a 365-day period, is equivalent to an 8.0% annualized distribution rate based on a purchase price of $10.00 per share of our common stock.

The following table summarizes the distributions we paid in cash and pursuant to our distribution reinvestment plan (DRIP) for the period from July 2010 (the month we first paid distributions) through March 31, 2011:

				Net Cash Provided by
	Distributions Paid(1)			(used in)
Period	Cash	DRIP(3)	Total	Operating Acitivities
Period From May 20, 2010 to June 30, 2010(2)	$—	$—	$—	$(161,881)
Third Quarter 2010	$40,388	$20,901	$61,289	$114,490
Fourth Quarter 2010	$39,639	$26,375	$66,014	$156,857
First Quarter 2011	$42,398	$27,746	$70,144	$(9,178)

Total	$122,425	$75,022	$197,447	$100,288

(1)	Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 15 days following the end of such month.
(2)	Distributions accrued for the period from May 27, 2010 through June 30, 2010 were paid on July 15, 2010, the date we first paid a distribution.
(3)	Amount of distributions paid in shares of common stock pursuant to our distribution reinvestment plan.

From our inception through March 31, 2011, we paid aggregate distributions of $197,447. Of the $197,447 in distributions we paid in the period from our inception through March 31, 2011, $122,425, or approximately 62%, was paid in cash, and $75,022, or approximately 38%, was paid pursuant to our distribution reinvestment plan in the form of additional shares of our common stock. From our inception through March 31, 2011, net cash provided by operating activities was $100,288 and our Funds from Operations were $(96,894).  For a discussion on how we calculate Funds from Operations and a reconciliation to net income (loss), see “Our Performance—Funds from Operations and Modified Funds from Operations.” Distributions paid during the period from July 2010 (the month we first paid distributions) through March 31, 2011 were funded partially from cash provided by operating activities and partially from the proceeds of our continuing public offering.

The tax composition of our distributions declared for the period from July 2010 (the month we first paid distributions) through March 31, 2011 was as follows:

Ordinary Income	0.0%
Return of Capital	100.0%
Total	100.0%

Our Net Tangible Book Value Per Share

As of March 31, 2011, our net tangible book value per share was $6.77, compared to our offering price of $10.00 per share pursuant to this offering. Our net tangible book value per share of our common stock was determined by dividing the net book value of our tangible assets (consisting of total assets less intangible assets, which are comprised of deferred financing and leasing costs acquired in-place lease value, net of liabilities to be assumed) as of March 31, 2011 by the number of shares of our common stock outstanding as of March 31, 2011. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. Net tangible book value is not intended to reflect the value of our assets upon our orderly liquidation in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (1) accumulated depreciation and amortization of real estate investments, (2) fees paid in connection with our initial public offering and (3) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition and management of our investments. Additionally, investors who purchased shares in this offering will experience dilution in the percentage of their equity investment in us as we sell additional common shares in the future pursuant to this offering, if we sell securities that are convertible into shares of our common stock or if we issue shares upon the exercise of options, warrants or other rights.

Information Regarding Redemption of Our Shares

As of March 31, 2011 we had not received any requests to redeem shares of common stock pursuant to our share redemption program.

Compensation Paid to Our Advisor and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation.”

The following table summarizes the cumulative compensation, fees and reimbursements we paid to our advisor, Moody National Advisor I, LLC, and its affiliates, including the dealer manager, during the year ended December 31, 2010 and the three months ended March 31, 2011.

Type of Fee or Reimbursement	Three Months Ended March 31, 2011	Year Ended December 31, 2010
Offering Stage:
Selling commissions	$10,625	$130,965
Dealer manager fees	$3,375	$20,538
Organization and offering expense reimbursement	—	$28,083
Operational Stage:
Acquisition fee	—	—
Origination fee	—	—
Debt financing fee	—	—
Asset management fee	$18,375	$43,896
Property management and leasing fee	—	—
Operating expense reimbursement	—	—
Acquisition expense reimbursement	—	—
Disposition Stage:
Disposition fee	—	—

As of March 31, 2011, our advisor and its affiliates had incurred organizational and offering expenses of $2,448,000. As of December 31, 2010, our advisor and its affiliates had incurred organizational and offering expenses of $2,328,000.  As of March 31, 2011, we had paid offering costs of $166,008 and organization costs of $28,083 and had accrued for offering costs payable to our advisor of $329,939.

As of March 31, 2011, our advisor had incurred $2,079,000 in reimbursable expenses, all of which exceeded the 2%/25% Limitation for the four fiscal quarter period ended March 31, 2011.  $1,129,000 was incurred by our advisor within the prior four fiscal quarter period ended March 31, 2011 and may become partially reimbursable in the future subject to the approval of the independent directors.  The remaining $950,000 was incurred prior to March 31, 2010 and was not our obligation.

Update to “Prior Performance Summary—Adverse Business Developments”

The recent market downturn has adversely impacted, and could continue to adversely impact, certain prior real estate programs, resulting in a decrease or deferral of distributions with respect to such programs. Moody National Management, L.P. continues to seek approval to amend its master lease agreements for certain prior real estate programs to provide for either a deferral or a waiver of a portion of lease payments to program investors, each an “amendment” and collectively referred to as the “amendments,” and may continue to seek further amendments in the future depending upon the then-current economic conditions. Certain prior real estate programs have also requested additional cash infusions from investors to fund outstanding debt service payments. Further such requests may be necessary in the future depending upon the then-current economic conditions. These adverse developments have resulted in a reduction in payments to investors for certain prior real estate programs.

Moody National Management, L.P. has also commenced negotiations with lenders to restructure loan terms with respect to certain prior real estate programs in default under existing franchise or loan agreements and may continue to do so in the future. On some of the loans on these prior real estate programs, the lender is pursuing various alternatives simultaneously, including initiation of foreclosure proceedings and negotiations for loan modifications. On these loans, the lender and borrowers are actively working toward a loan modification. However, there is no assurance that final loan modifications will be achieved, and with respect to two prior real estate programs, it appears likely that the lender will consummate foreclosure proceedings. With respect to two tenant-in-common programs sponsored by Moody National Realty, the initial lender sold the loans, and the purchaser of the loans initiated foreclosure proceedings resulting in the filing for protection from these proceedings in the United States Bankruptcy Court by an affiliate of Moody National Realty owning an original equity investment in one property of approximately $10,000 and approximately $10,039 in the other property.  These affiliates have now received court approval of a confirmation plan under which an agreement was reached with the lender and the loans were reinstated.  In addition, another affiliate of Moody National Realty and tenant-in-common owners in eight tenant-in-common programs collectively initiated legal proceedings against a lender.  Currently, four of these tenant-in-common programs have been restructured into a limited liability company owned by the former tenant-in-common owners and a lender affiliate, and the legal proceedings have been dismissed with respect to such programs.  The lender and borrowers on the remaining four programs continue to actively work on a restructuring of these transactions, while the lender is continuing to pursue its available remedies.  In one instance, the 19 tenant-in-common owners of the Westchase Technology Center property, which originally acquired the property with a $4 million equity investment, declined to proceed with a lender’s loan modification proposal and allowed the lender to foreclose on an office building which secures by the loan.  In another instance, the 28 tenant-in-common owners of a two-hotel project (consisting of the Springhill Suites Altamonte and the Holiday Inn Express Orlando) which originally acquired the project with a $10.21 million equity investment, declined to proceed with a lender’s loan modification proposal and allowed the lender to foreclose on the two hotels which secure the loan.  Additionally, the 14 tenant-in-common owners of a two-hotel project (consisting of the TownePlace Suite Miami Airport and TownePlace Suites Miami Lakes) which originally acquired the project with a $5.915 million equity investment, declined to proceed with a lender’s loan modification proposal and allowed the lender to foreclose on the two hotels which secure the loan.

Experts

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, have been audited by Pannell Kerr Forster of Texas, P.C., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Residence Inn Perimeter and Moody National RI Perimeter MT, LLC, both of which are under common control, as of and for the years ended January 1, 2010 and January 2, 2009, incorporated by reference from Moody National REIT I, Inc.’s Current Report on Form 8-K/A filed with the SEC on August 16, 2010,  have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also incorporated herein by reference. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

Incorporation of Certain Documents by Reference

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in the offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are necessarily summaries of such contract or document and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We furnish our stockholders by mail (or, where permitted, by electronic delivery and notification) with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. The registration statement is, and all of these filings with the SEC are, available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room.

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at our website at http:www.moodynationalreit.com. There is additional information about us and our advisor and its affiliates at the website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus. The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

●	Annual Report on Form 10-K filed with the SEC on March 31, 2011;

●	Quarterly Report on Form 10-Q filed with the SEC on May 16, 2011;

●	Current Report on Form 8-K filed with the SEC on June 9, 2011;

●	Current Report on Form 8-K filed with the SEC on April 6, 2011; and

●	Current Report on Form 8-K/A filed with the SEC on August 16, 2010.

We will provide to each person to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, write us at 6363 Woodway Drive, Suite 110, Houston, Texas 77057 or call us at (713) 977-7500. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.